Exhibit 99.3

STEAKHOLDER FOODS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Arik Kaufman and Guy Hefer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Steakholder Foods Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 5 David Fikes St., Rehovot, Israel 7632805, on Wednesday, March 30, 2023 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
STEAKHOLDER FOODS LTD.

TO BE HELD ON MARCH 30, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.           To reelect as Class I directors of the Company:
1a. Mr. Eli Arad;

☐	FOR	☐	AGAINST	☐	ABSTAIN

1b. Mr. David Gerbi;

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.           To approve our compensation policy;

☐	FOR	☐	AGAINST	☐	ABSTAIN

         2a. Please confirm that you are neither a Controlling Shareholder* nor have a Personal Interest* in the approval of resolution 2.

☐	YES	☐	NO

3.           To approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors;

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.           To approve the compensation payable to our current and future directors;

☐	FOR	☐	AGAINST	☐	ABSTAIN

         4a. Please confirm that you are neither a Controlling Shareholder* nor have a Personal Interest* in the approval of resolution 4.

☐	YES	☐	NO

5.           To approve the compensation payable to Mr. Arik Kaufman, our Chief Executive Officer;

☐	FOR	☐	AGAINST	☐	ABSTAIN

        5a. Please confirm that you are neither a Controlling Shareholder* nor have a Personal Interest* in the approval of resolution 5.

☐	YES	☐	NO

6.           To approve the 2022 Share Incentive Plan; and

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.           To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

* as defined under the Israeli Companies Law, 1999, as described in the Company’s proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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NAME	SIGNATURE	DATE
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NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.